SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                  SCHEDULE TO/A
                                  (Rule 14d-1)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 4)
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                       DONALDSON, LUFKIN & JENRETTE, INC.
                       (Name of Subject Company (Issuer))
                                   -----------

                            DIAMOND ACQUISITION CORP.
                               CREDIT SUISSE GROUP
                      (Names of Filing Persons (Offerors))
                                   -----------

                      Common Stock of the Series Designated
  Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)
                                   -----------

                                    257661108
                      (CUSIP Number of Class of Securities)

     David Frick, Esq.                             Joseph T. McLaughlin, Esq.
    Credit Suisse Group                         Credit Suisse First Boston, Inc.
 Paradeplatz 8, P.O. Box 1                              11 Madison Avenue
CH-8070 Zurich, Switzerland                         New York, New York 10010
       41-1-212-1616                                      (212) 325-2000
                 (Name, Address and Telephone Number of Persons
 Authorized to Receive Notices and Communications on Behalf of filing persons)
                                   -----------

                                    Copy to:
                             David W. Heleniak, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

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       Transaction Valuation*                         Amount of Filing Fee*
--------------------------------------------------------------------------------
          $13,436,952,750                                 $2,687,390.55
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*        Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $90.00, the per share tender offer price, by 149,299,475, the sum of the 128,059,564 currently outstanding shares of Common Stock sought in the Offer and the 21,239,911 shares of Common Stock subject to options that will be vested as of August 31, 2000.

**       Calculated as  1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:    $2,687,390.55   Filing Party:   Credit Suisse Group
                                                           Diamond Acquisition
                                                                Corporation
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Form or Registration No.:  Schedule TO     Date Filed:     September 8, 2000
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13c-4
|_| going-private transaction subject to Rule13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

         This Amendment No. 4 (the " Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended on September 19, 2000, October 6, 2000 and October 10, 2000 (the "Schedule TO"), by Diamond Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, par value $.10 per share (the "Shares"), of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Company"), at a purchase price of $90.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a) (1) and (a) (2), respectively. Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by Purchaser in the tender offer. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.  Interest in Securities of the Subject Company

         Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

         At 12:00 a.m., New York City time, on Thursday, November 2, 2000, the Offer expired. Based on a preliminary count, approximately 55,848,363 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 3,299,044 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 100% of the outstanding Shares held by the public and, together with the Shares held by the AXA Entities, 100% of the outstanding Shares. On November 3, 2000, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. On November 3, 2000, CSG completed the merger of the Purchaser with the Company. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)
(18). A copy of the press release announcing the completion Merger is attached hereto as Exhibit (a)(19).

Item 12.  Materials to Be Filed as Exhibits

       (a)      (17) Press Release issued by CSG on November 2, 2000.
       (a)      (18) Press Release issued by CSG on November 3, 2000.
       (a)      (19) Press Release issued by CSG on November 3, 2000.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000                   DIAMOND ACQUISITION CORP.


                                          By   /s/ Joseph T. McLaughlin
                                            ------------------------------------
                                            Name:  Joseph T. McLaughlin
                                            Title: General Counsel and Secretary


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2000                   CREDIT SUISSE GROUP


                                          By   /s/ Richard E. Thornburgh
                                            ------------------------------------
                                            Name:  Richard E. Thornburgh
                                            Title: Attorney-in-Fact



                                          By   /s/ Joseph T. McLaughlin
                                            ------------------------------------
                                            Name:  Joseph T. McLaughlin
                                            Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.

   (a)       (1) Offer to Purchase dated September 8, 2000.*
   (a)       (2) Form of Letter of Transmittal.*
   (a)       (3) Form of Notice of Guaranteed Delivery.*
   (a)       (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.*
   (a)       (5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                 Companies and Nominees to Clients.*
   (a)       (6) Form of Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.*
   (a)       (7) Summary Advertisement as published in The Wall Street Journal on September 8, 2000.*
   (a)       (8) Joint Press Release issued by CSG and the Company on August 30,
                 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Credit Suisse Group on August 30, 2000).
   (a)       (9) Letter to Shareholders of Credit Suisse Group, dated August 31,
                 2000, from Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
   (a)      (10) Presentation to analysts on August 31, 2000 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
   (a)      (11) Factsheets describing Donaldson, Lufkin & Jenrette, Inc.,
                 Credit Suisse First Boston, Inc. and Credit Suisse Group (incorporated by reference to exhibit 99.4 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
   (a)      (12) Speech delivered by Lukas Muhlemann, Chief Executive Officer and Chairman of the Board of Credit Suisse Group, and Richard
                 E. Thornburgh, member of the Executive Board of Credit Suisse Group and Vice-Chairman of the Executive Board of Credit Suisse First Boston, to the shareholders of Credit Suisse Group at the Extraordinary General Meeting of the Shareholders of Credit Suisse Group held on September 29, 2000 (incorporated by reference to exhibit 99.5 of the Schedule TO-C filed by Credit Suisse Group on September 29, 2000).
   (a)      (13) Press Release issued by Credit Suisse Group on September 29,
                 2000 (incorporated by reference to exhibit 99.6 of the Schedule TO-C filed by Credit Suisse Group on September 29, 2000).
   (a)      (14) Press Release issued by CSG on October 6, 2000.**
   (a)      (15) Press Release issued by Credit Suisse Asset Management on
                 October 6, 2000.**
   (a)      (16) Press Release issued by CSG on October 9, 2000.***
   (a)      (17) Press Release issued by CSG on November 2, 2000.
   (a)      (18) Press Release issued by CSG on November 3, 2000.
   (a)      (19) Press Release issued by CSG on November 3, 2000.
   (b)       (1) Terms and Conditions of the(pound)250,000,000 7% Subordinated
                 Guaranteed Bonds due 2020, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.**
   (b)       (2) Terms and Conditions of the Euro 500,000,000 6.625%
                 Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.**
   (b)       (3) Terms and Conditions of the Euro 300,000,000 Step-up Callable
                 Floating Rate Subordinated Guaranteed Bonds due 2010, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.**
   (b)       (4) Terms and Conditions of the Euro 1,250,000,000 5.75% Guaranteed
                 Notes due 2005, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.**
   (b)       (5) Terms and Conditions of the $750,000,000 Step-up Callable
                 Floating Rate Subordinated Guaranteed Bonds due 2010, offered, pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.**


                 * Incorporated by reference to the Schedule TO filed by Credit Suisse Group and Diamond Acquisition Corp. on September 8, 2000.

                 ** Incorporated by reference to the Schedule TO/A filed by Credit Suisse Group and Diamond Acquisition Corp. on October 6, 2000.

                 ***Incorporated by reference to the Schedule TO/A filed by Credit Suisse Group and Diamond Acquisition Corp. on October 10, 2000.

   (b)       (6) Terms and Conditions of the $1,000,000,000 Floating Rate
                 Guaranteed Notes due 2003, offered pursuant to the Offering Circular of Credit Suisse Group Finance (U.S.) Inc., dated October 3, 2000.**
   (d)       (1) Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company.*
   (d)       (2) Stock Purchase Agreement, dated as of August 30, 2000, among
                 CSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium.*
   (d)       (3) Employment Agreement, dated as of August 30, 2000, between
                 Credit Suisse First Boston Corp. and Joe L. Roby (incorporated by reference to exhibit (e)(4) to the Schedule 14D-9 of the Company filed on September 8, 2000).
   (d)       (4) Agreement, dated August 30, 2000, between Credit Suisse First
                 Boston Corp. and Hamilton E. James (incorporated by reference to exhibit (e)(5) to the Schedule 14D-9 of the Company filed on September 8, 2000).
   (d)       (5) Merger Agreement Letter Amendment, dated October 5, 2000, among
                 CSG, Purchaser and the Company.***
   (d)       (6) Stock Purchase Agreement Letter Amendment, dated October 5,
                 2000, among GSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium.***